MOMENTUM

PRIVATEBANCORP

2003 ANNUAL REPORT

PRIVATEBANCORP, INC., IS THE HOLDING COMPANY FOR THE PRIVATEBANK AND TRUST COMPANY, THE PRIVATEBANK (ST. LOUIS), ND LODESTAR INVESTMENT COUNSEL, LLC, WHICH ARE ORGANIZATIONS UTILIZING HIGHLY QUALIFIED SENIOR OFFICERS WHO PROVIDE DISTINCTIVE, GHLY PERSONALIZED, PREMIUM FINANCIAL SERVICES PRIMARILY TO AFFLUENT INDIVIDUALS, PROFESSIONALS, ENTREPRENEURS, REAL ESTATE INVESTORS AND THEIR PERSONAL AND PROFESSIONAL INTERESTS.

Contents

Welcome. You Have Arrived.[SM]

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 | This report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ materially from those predicted in forward-looking statements. Factors which might cause such a difference include, but are not limited to, *fluctuations in market rates of interest and loan and deposit pricing; a deterioration of general economic conditions in our market areas; legislative or regulatory changes; adverse* developments or changes in the composition of the Company's loan or investment portfolios; significant increases in competition; difficulties in identifying attractive acquisition opportunities or strategic partners to complement our private banking approach and the products and services we offer; the possible dilutive effect of potential acquisitions or expansion; and our ability to raise new capital as needed and the timing, amount and type of such capital raises. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.



M O M E



N T U M

2003 PrivateBancorp, Inc., Financial Highlights

Earnings Per Share*
(dollars)


0.46
0.62
0.85
1.42
2.12
99
00
01
02
03

Non-Interest Income
(millions)


2.00
3.17
6.12
6.15
13.95
99
00
01
02
03

Net Income
(thousands)


2,915
4,425
6,200
11,007
19,069
99
00
01
02
03

Book Value*
(dollars per share)


6.84
7.82
8.65
11.56
16.94
99
00
01
02
03

* *Adjusted to reflect the 3-for-2 split of our common stock effective January 17, 2003.*

Return on Equity

(percentage)


7.66
8.81
10.59
15.17
15.43
99
00
01
02
03

Net Interest Margin

(percentage)


3.79
3.63
3.24
3.44
3.62
99
00
01
02
03

Total Assets

(millions)


518.7
829.5
1,176.8
1,543.4
1,984.9
99
00
01
02
03

Total Loans

(millions)


397.3
598.7
780.8
965.6
1,224.7
99
00
01
02
03

Total Deposits

(millions)


453.1
670.2
850.5
1,205.3
1,547.4
99
00
01
02
03

Total Capital

(millions)


47.1
54.2
62.3
89.1
166.9
99
00
01
02
03


p = (.5 mg) x (.1 m/s)

$$p = (.4\ mg) \times (.13\ m/s)$$

MOMENTUM (p) EQUALS MASS (m) TIMES VELOCITY (V)



A LETTER TO SHAREHOLDERS

Ralph B. Mandell

Chairman, President and Chief Executive Officer

PRIVATEBANCORP
INC.

MARCH 2004

TO OUR SHAREHOLDERS,

We are pleased to again report record financial results for PrivateBancorp, Inc., for 2003, and the accomplishment of several important milestones. These milestones, we believe, serve as key markers of our progress and validate the strategies we put in place at the inception of the Company. We attribute these achievements to an unwavering dedication to our core principles of focus, execution, continuity, confidentiality and lifetime relationships with our clients. The quality, dedication and experience of our people bring these core principles to life.

Our income for 2003 grew to $2.12 per diluted share or $19 million compared to net income of $1.42 per diluted share or $11 million in 2002, a 49 percent increase in earnings per share. This substantial earnings per share increase was especially notable in light of a 28 percent increase in our actual shares outstanding during the year due primarily to our capital raise that took place in July 2003. Our return on average total equity was 15.43 percent in 2003, an increase over our return on average total equity in 2002 of 15.17 percent and consistent with our long-standing goal of a minimum 15 percent annual return on equity.

Our balance sheet grew 29 percent in 2003 to $1.98 billion in total assets from $1.54 billion at year-end 2002. We reached the $1 billion asset milestone in 2001, just over two years ago. Total loans grew to $1.22 billion at year-end 2003 from $966 million at year-end 2002, a 27 percent increase. Importantly, even with the strong growth in loans, the quality of our loan portfolio remains strong. Non-performing loans to total loans was 0.09 of one percent and non-accrual loans to total loans was 0.003 of one percent. We ended the year 2003 with the allowance for loan losses of $15.1 million or 1.23 percent of total loans. Our total deposits grew 28 percent to $1.55 billion at year-end 2003 from $1.2 billion at year-end 2002. Notably, our core deposits, which exclude brokered deposits, increased to $1.1 billion at year-end 2003 from $880.3 million at year-end 2002, a 25 percent increase during the year.

Wealth management assets under management increased to almost $1.5 billion at year-end 2003 up from just over $1.2 billion at year-end 2002, a 21 percent increase. The introduction of Lodestar Investment Counsel, LLC, to our clients beginning in 2003 has been very well received. Non-interest income increased by $7.8 million to $13.9 million for the year ended December 31, 2003. Wealth management revenue, together with fees from the sales of residential loans, and gains on the sale of investment securities, were the primary contributors to the increase in non-interest income. Our wealth management area was positively impacted by the addition of Lodestar to our Company, continued growth in new business and the rebound in the equity markets. Gross fees from the sale of residential loans were substantial in 2003 due to the surge in the home refinancing market. Although we do not expect similar performance in the mortgage banking area in 2004, we are confident in our ability to more than offset that revenue based on the growth of our balance sheet and our other sources of revenue.

It has again been gratifying to see the marketplace recognize the increasing value of our growing franchise. In 2003, the market capitalization of the Company grew to $446 million or a 130 percent increase over our market capitalization of $194 million at year-end 2002. During the same period, our stock price appreciated 79 percent. During 2003, we also increased the dividends declared on our common stock by 70 percent to $0.16 per share as compared to 2002 dividends declared of $0.09 per share. In addition, in 2003, *Fortune* magazine named PrivateBancorp, Inc., no. 13 on its FSB 100 list of the Fastest Growing Small Companies and no. 63 on its list of the 100 Fastest Growing Publicly Held Companies in America.

In July of 2003, we raised over $57 million in net new capital with the issuance of 1.955 million shares of common stock. During several weeks in the summer, we visited 18 cities in the United States and Europe and held over 60 meetings with more than 90 analysts and institutional investors. This roadshow helped raise the visibility of the Company and contributed to a successful secondary stock offering.

The year was also marked by a meaningful expansion of our most important resource, our human capital. During 2003, we added 29 full-time equivalent employees, an increase of 15 percent to 219 full-time equivalent employees. This includes the addition of five new managing directors and associate managing directors, bringing our total managing director group to 63. Notably, Dennis Klaeser joined our Company in April of 2003 as chief financial officer. Dennis brings to our Company broad experience in the banking business as both an investment banker and a banking sector analyst.

During 2003, we continued our focus on corporate governance. A core value of our Company has been and always will be to maintain the highest ethical standards in the conduct of our business. In that regard, in 2003, we adopted a Corporate Code of Ethics which we require be executed by all management, staff, and our Board of Directors. This document is a pronouncement of our desire to promote honest, ethical and lawful behavior and is the foundation of the fundamental principles that govern how our Company conducts itself.

In December, we announced the appointment of three new directors: Cheryl Mayberry McKissack, founder, chairperson and CEO of NIA Enterprises; Edward W. Rabin, president of Hyatt Hotels Corporation; and William R. Ryback, our designated financial expert appointed to our Audit Committee, formerly a partner at KPMG, LLP and retired chief financial officer at Van Kampen Investments, resulting in an increase in our Board to 16 members.

At this time, I would like to give thanks and special recognition to three Board members who retired in 2003: Naomi Tudor Borwell, Alvin J. Gottlieb and Caren "Jeff" Reed. We want to express our sincere appreciation for their guidance, counsel and dedication on behalf of PrivateBancorp, Inc., and its shareholders. They had served as directors since 1990, and in recognition of their special service to the Company, they have been given honorary status as Directors Emeriti.

As we move forward, we believe that we have sustainable earnings momentum and growth prospects and we are optimistic for continued success in 2004 and beyond. We continue to expect a slow but steady economic recovery and additional opportunities provided by the continued banking industry consolidation in our markets. Strategically, we are actively engaged in reviewing opportunities to expand our franchise both in Chicago and selectively in other markets, as well as in acquiring additional fee-income generating lines of business that build shareholder value over the long-term.

We believe PrivateBancorp, Inc., is well positioned to take advantage of the many opportunities that lie ahead. As always, we thank our clients, our staff, and our friends, as well as our directors and you, our fellow shareholders, for your continued interest in and support of our Company.

Ralph B. Mandell

Ralph B. Mandell
Chairman, President and Chief Executive Officer

FOCUS | EXECUTION | CONTINUITY | CONFIDENTIALITY | LIFETIME RELATIONSHIPS



"Commitment is the ignitor of momentum."

› Peg Wood



Community Development >

PrivateBancorp, Inc., remains deeply committed to improving our communities. In addition to affordable housing initiatives, we strongly believe that we must do our part to cultivate the well-being of our communities through both financial and staff support of social services, affordable housing, youth programs and the arts.

In 2003, we demonstrated this commitment through a variety of efforts. In our Illinois offices, we increased our community development lending by 82 percent, representing a total of $91.6 million, and increased our grants to qualified CRA organizations by 54 percent over our 2002 efforts. Additionally, we invested in five community development financial institutions and made an investment commitment of $5 million to a CRA-qualified fund that supports affordable housing.

Ever mindful that we must also protect our nation's future, our staff dedicates their personal time to serving as volunteer teachers with Operation Hope, Inc., bringing "financial literacy" to Chicago's public school students.



In St. Louis, our efforts were focused on building relationships with several not-for-profit community organizations in the area. We became an active shareholder in both the St. Louis Equity Fund and the Saint Louis Business Development Fund, which provide equity capital for low- and moderate-income housing developments and working capital to small businesses. We also supported first-time homebuyer initiatives through Beyond Housing, Inc., a leading community housing organization in the area. In an ongoing effort to promote housing, we work closely with St. Louis County by supporting the County's first-time homebuyer program where we provide funds for purchase-money second deeds of trust.

In all of our locations, our managing directors and officers provide their expertise to our communities by serving as directors, committee members and volunteers of numerous business, civic, and human service organizations.





DENNIS L. KLAESER
CHIEF FINANCIAL OFFICER
PRIVATEBANCORP, INC.
[CHICAGO]

"In part, our growth is driven by the new people we bring into the Company. And that in itself creates its own dynamic – success compounds because talented and experienced people are attracted to our organization."

Net Income Per Employee
(thousands)


87.1
57.9
38.6
31.9
32.3
99
00
01
02
03

Our People >

Our managing directors and staff define our brand and our Company and are an integral part of who we are, how we operate, and what we stand for. With the highest standards of integrity and ethics, our people demonstrate an unswerving commitment to excellence, an entrepreneurial spirit and a genuine sense of ownership. PrivateBancorp, Inc., has created an environment that the best, like-minded people gravitate to and in which they stay, and this is the key to our ongoing success.

Managing our growth is a key challenge we face, as do many companies. But our staff understands the basis for our achievements: a clear sense of purpose, a focus on the client and enduring core values. The strength of our commitment to preserving these beliefs ensures that we will never allow our growth to undermine the integrity of our brand.

no. 63

OF *FORTUNE* MAGAZINE'S
100 FASTEST
GROWING COMPANIES

SEPTEMBER 2003

Assets Per Employee
(millions)


9.06
8.12
7.33
6.05
5.67
99
00
01
02
03

"It is not that we had a great quarter, or a great year; rather it is one more significant milestone created from 13 years of hard work and a commitment to the strategy that we outlined at the start."



Jeanene V. Meisser
Managing Director and
Director of Operations
The PrivateBank and Trust Company
[Chicago]

Hugh H. McLean
Vice Chairman and
Managing Director
The PrivateBank and Trust Company
[Oak Brook]

Our financial performance was strong in 2003; further enhanced by an improving economy. Our positive trends continued and we are proud to report substantial increases in almost every key financial metric. Consistent with goals detailed in our strategic plan, our focus remained on the growth and quality of our loans, deposits and wealth management assets.

Since year-end 1999 to December 31, 2003, we have grown our asset base at a compound annual rate of 40 percent to $2.0 billion. During the same period, loans have grown at a compound annual rate of 33 percent to $1.2 billion, deposits at a compound annual rate of 36 percent to $1.5 billion and core deposits at a compound annual rate of 27 percent to $1.1 billion. Wealth Management assets under management grew at a compound annual rate of 23 percent to $1.5 billion. Diluted earnings per share (EPS) have grown at a compound annual rate of 47 percent to $2.12 (split-adjusted) since year-end 1999.



NICHOLAS S. GIULIANO
MANAGING DIRECTOR
THE PRIVATEBANK AND TRUST COMPANY
[OAK BROOK]

LISA M. O'NEILL
DIRECTOR OF FINANCIAL REPORTING
PRIVATEBANCORP, INC.
[CHICAGO]



ONE WAY TO KEEP MOMENTUM GOING IS



TO HAVE CONSTANTLY GREATER GOALS."

—Michael Korda

"We are often asked what makes the Company so successful. It is simply that we have the best people, we have continuity in our managing director group, and we are accessible and responsive. Our primary objective is to be in front of the client, deepening relationships, not shuffling papers or behind the scenes looking for something or someone to manage."



Non-Performing Assets / Total Assets






Washington

[illegible] Collins
Vice Chairman and Managing Director
The PrivateBank and Trust Company
[Chicago]

James A. Ruckstaetter
Managing Director and Chief Credit Officer
The PrivateBank and Trust Company
[Chicago]

Mark L. Kostek
Managing Director
The PrivateBank and Trust Company
[Chicago]

“Our clients continue to value our distinctive approach and the premium service The PrivateBank provides.”



Allan D. Ivie, IV
President and Chief Operating Officer
The PrivateBank
(St. Louis)

John J. Kang
Managing Director and Senior Trust Officer
The PrivateBank and Trust Company
(St. Louis)

2003 was another excellent year for our St. Louis bank. Opening in the summer of 2000, total assets have grown rapidly, ending the year 2003 at $195 million, representing growth of 30 percent since year-end 2002. The dynamic St. Louis market continued to experience many bank acquisitions and consolidations and as such, created several ongoing opportunities for our distinctive offering.

2003 was marked by substantial residential mortgage business with over 554 mortgage loans closed. In addition, the bank has established itself as one of the preeminent commercial real estate lenders. Under the direction of Managing Director Sanford Scott, the bank has become a leader in both the residential land development/homebuilding and commercial real estate markets with expertise in a wide range of project financing.

In our wealth management business, we continue to deliver high-end service to a diverse clientele. The Company's open-architecture approach of investment management has been well received in St. Louis and provides a meaningful competitive advantage.



RICHARD C. JENSEN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
THE PRIVATEBANK
(ST. LOUIS)

SANFORD B. SCOTT
MANAGING DIRECTOR AND
SENIOR COMMERCIAL REAL ESTATE OFFICER
THE PRIVATEBANK
(ST. LOUIS)





"Our people and our clients share many common traits; they may not use chauffeurs, but they are driven."



Thomas N. Castronovo
Managing Director and
Director of Marketing
The PrivateBank and Trust Company
[St. Charles and Geneva]

Kathleen M. Jackson
Managing Director and
Director of Wealth Management
The PrivateBank and Trust Company
[Chicago]

"Our success is based on the fact that we execute on the fundamentals very well and we focus on only those areas that we truly know and at which we excel."


TEN NORTH DEARBORN

Robert P. Griffiths
Managing Director
The PrivateBank and Trust Company
[Wilmette and Winnetka]

Alan H. Kohn
Managing Director
The PrivateBank and Trust Company
[Lake Forest]



"We have adopted the best traditions of the European banking model: access to key decision makers, continuity and discretion–these principles are the hallmarks of our brand."

"We set the standards and the direction at the inception of the Company and we are staying the course."

› **Ralph B. Mandell**
Chairman, President and Chief Executive Officer







SUCCESS REQUIRES FIRST EXPENDING TEN UNITS OF EFFORT TO PRODUCE ONE UNIT OF RESULTS.



"...MOMENTUM WILL THEN PRODUCE TEN UNITS OF RESULTS WITH EACH UNIT OF EFFORT."

—CHARLES J. GIVENS


TEN NORTH DEARBORN


PVTB Year-End
Stock Prices*
$45.29
$6.08
00
01
02
03


Market Cap
(millions)
446.3
61.4
42.2
99
00
01
02
03

03

PRIVATEBANCORP, INC.

FINANCIAL REPORT

2002	2001	2000	1999
$43,494	$29,736	$24,700	$16,377
3,862	3,179	1,690	1,208
6,149	6,123	3,169	2,004
28,607	22,652	18,606	12,087
17,174	10,028	7,573	5,086
2,894	1,777	885	914
3,273	2,051	2,263	1,257
$11,007	$6,200	$4,425	$2,915

2002	2001	2000	1999
$1.42	$0.85	$0.62	$0.46
$0.09	$0.07	$0.07	$0.07
$11.56	$8.65	$7.82	$6.84
7,704	7,206	6,935	6,885

2002	2001	2000	1999
0.83%	0.65%	0.63%	0.65%
15.17%	10.59%	8.81%	7.66%
3.44%	3.24%	3.63%	3.79%
57.63%	63.17%	66.76%	65.76%
$7,776	$6,532	$5,724	$5,655
$194,454	$94,308	$42,190	$61,396

2002	2001	2000	1999
$1,543,413	$1,176,768	$829,509	$518,697
$965,641	$780,771	$598,724	$397,277
$1,205,271	$850,495	$670,246	$453,092
$89,092	$62,304	$54,249	$47,080
5.77%	5.29%	6.53%	9.08%
80.1%	91.8%	89.4%	87.7%
$1,239,779	$722,713	$777,800	$729,904

2002	2001	2000	1999
0.14%	0.41%	0.24%	0.21%
828%	262%	423%	548%
1.20%	1.06%	1.02%	1.14%
0.078%	0.09%	0.00%	0.15%
0.07%	0.15%	0.18%	0.03%
0.09%	0.27%	0.17%	0.16%

In thousands, except per share data | Fiscal years ended December 31	2003	% CHA
Income Statement Data >		
Net Interest Income (FTE)	$60,274	3
Less: Provision for Loan Losses	4,373	1
Non-Interest Income	13,948	12
Non-Interest Expense (Includes minority interest expense)	40,337	4
Income Before Tax & Extraordinary Items	29,512	7
Less: (FTE) Adjustment	3,134	
Less: Income Tax Provision	7,309	12
Net Income to Common Shareholders	$19,069	7
Per Share Data >		
Net Income (Diluted)	$2.12	5
Dividend	$0.16	7
Book Value	$16.94	4
Actual Shares Outstanding (Period end)	9,854	2
Profitability & Operating Ratios >		
Return on Average Assets (ROA)	1.10%	3
Return on Average Total Equity (ROE)	15.43%	
Net Interest Margin (FTE)	3.62%	
Efficiency Ratio	54.09%	
Average Assets / Average Employees	$8,543	1
Market Cap	$446,272	13
Balance Sheet Data >		
Total Assets	$1,984,923	2
Total Loans	$1,224,657	2
Total Deposits	$1,547,359	2
Total Stockholders' Equity	$166,956	8
Total Equity / Total Assets	8.41%	4
Loans to Deposits	79.1%	
Wealth Management Assets Under Management	$1,494,881	2
Asset Quality Ratios >		
Non-Performing Loans / Total Loans	0.09%	-3
Allowance for Loan Losses / Non-Performing Loans	1,343%	6
Allowance for Loan Losses / Total Loans	1.23%	
Non-Accrual Loans / Total Loans	0.003%	-9
Net Charge-Offs / Average Loans	0.08%	[illegible]
Non-Performing Assets / Total Assets	0.06%	-3



DEDICATED TO BUILDING AND PRESERVING WEALTH℠



Hugh H. McLean*
Vice Chairman and Managing Director

John E. Gorman
General Partner – The Jorman Group

William A. Castellano
Chairman and CEO – WorkNet, Inc.



Gary S. Collins*
Vice Chairman and Managing Director

Robert F. Coleman
Owner – Robert F. Coleman & Associates

James M. Guyette
President and Chief Executive Officer – Rolls-Royce North America Inc.



Philip M. Kayman
Senior Partner – Neal, Gerber & Eisenberg

Michael B. Susman
Partner – Attorney at Law Spitzer, Addis, Susman & Enders



William A. Goldstein
President – Lodestar Investment Counsel, LLC

Richard C. Jensen
Chairman and Chief Executive Officer – The PrivateBank (St. Louis)

* *The PrivateBank and Trust Company only.*

BOARD OF DIRECTORS



Naomi Tudor Borwell
Director Emeritus
Private Investor

Thomas F. Meagher
Chairman of the Board – Howell Tractor & Equipment Company

Ralph B. Mandell
Chairman, President and Chief Executive Officer



William J. Podl
Chairman and Chief Executive Officer – Doran Scales, Inc.

William R. Langley
Private Investor

Donald L. Beal
President – Arrow Lumber



Caren L. Reed
Director Emeritus
Retired, Vice Chairman, PrivateBancorp, Inc., and The PrivateBank and Trust Company



Cheryl Mayberry McKissack
Chairman and Chief Executive Officer – NIA Enterprises

Edward W. Rabin
President – Hyatt Hotels Corporation

William R. Rybak
Private Investor

Alvin J. Gottlieb
Director Emeritus
Private Investor

PrivateBancorp, Inc. / The PrivateBank and Trust Company

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Donald L. Beal
President – Arrow Lumber

William A. Castellano
Chairman and CEO – WorkNet, Inc.

Robert F. Coleman
Owner – Robert F. Coleman & Associates

Gary S. Collins*
Vice Chairman and Managing Director

William A. Goldstein
President – Lodestar Investment Counsel, LLC

John E. Gorman
General Partner – The Jorman Group

James M. Guyette
President and Chief Executive Officer – Rolls-Royce North America Inc.

Richard C. Jensen
Chairman and Chief Executive Officer – The PrivateBank (St. Louis)

Philip M. Kayman
Senior Partner – Neal, Gerber & Eisenberg

William R. Langley
Private Investor

Cheryl Mayberry McKissack
Chairman and Chief Executive Officer – NIA Enterprises

Hugh H. McLean*
Vice Chairman and Managing Director

Thomas F. Meagher
Chairman of the Board – Howell Tractor & Equipment Company

William J. Podl
Chairman and Chief Executive Officer – Doran Scales, Inc.

Edward W. Rabin
President – Hyatt Hotels Corporation

William R. Rybak
Private Investor

Michael B. Susman
Partner – Attorney at Law, Spitzer, Addis, Susman & Enders

Board of Directors Emeriti

Naomi Tudor Borwell
Private Investor

Alvin J. Gottlieb
Private Investor

Caren L. Reed
Retired, Vice Chairman – PrivateBancorp, Inc., and The PrivateBank and Trust Company

---

The PrivateBank (St. Louis)

Richard C. Jensen
Chairman and Chief Executive Officer – The PrivateBank

Stephen S. Adams, III
Private Investor

Steven N. Cousins
Partner – Armstrong Teasdale, L.L.P.

Allan D. Ivie, IV
President and Chief Operating Officer – The PrivateBank

Lewis A. Levey
Principal – Paragon Group

Ralph B. Mandell
Chairman, Chief Executive Officer and President – PrivateBancorp, Inc.

Jacob W. Reby
Member – Lewis, Rice & Fingersh, L.C.

Andrew M. Rosen
Chief Financial Officer and Treasurer – Brown Shoe Company

Sanford B. Scott
Managing Director – The PrivateBank

Jerome W. Thomasson
President – Thomasson Advisory Group

Patricia D. Whitaker
President – Arcturis

* *The PrivateBank and Trust Company only.*

PRIVATEBANCORP, INC.

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Dennis L. Klaeser
Chief Financial Officer and Corporate Secretary

Lisa M. O'Neill
Director of Financial Reporting

THE PRIVATEBANK AND TRUST COMPANY

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Gary S. Collins
Vice Chairman and Managing Director

Hugh H. McLean
Vice Chairman and Managing Director

Dennis L. Klaeser
Chief Financial Officer and Managing Director

Ellen P. Abell
Managing Director and Senior Trust Officer

James K. Badger
Managing Director

Paul A. Berley
Managing Director and Controller

Thomas N. Castronovo
Managing Director and Director of Marketing

M. Gail Fitzgerald
Managing Director and Senior Trust Officer

Nicholas S. Giuliano
Managing Director

Robert P. Griffiths
Managing Director

Christopher C. Hainey
Managing Director

Kathleen M. Jackson
Managing Director and Director of Wealth Management

Alan H. Kohn
Managing Director

Mark L. Kosiek
Managing Director

Allison M. Mandell
Managing Director

Robert C. McCall
Managing Director

Jeanene V. Meisser
Managing Director and Director of Operations

Robert A. Moore
Managing Director

Dennis C. Mullen
Managing Director

David C. Neilson
Managing Director

Thomas J. Olivieri
Managing Director

Lisa M. O'Neill
Managing Director and Director of Financial Reporting

G. Michael Plaiss
Managing Director and Chief Investment Officer

James A. Ruckstaetter
Managing Director and Chief Credit Officer

John T. Schmidt
Managing Director and Senior Trust Officer

John Paul Sweeney
Managing Director and Senior Trust Officer

THE PRIVATEBANK (ST. LOUIS)

Richard C. Jensen
Chairman and Chief Executive Officer

Allan D. Ivie, IV
President and Chief Operating Officer

John J. Kang
Managing Director and Senior Trust Officer

Sanford B. Scott
Managing Director and Senior Commercial Real Estate Officer

LODESTAR INVESTMENT COUNSEL, LLC

William A. Goldstein
President

Robert H. Dearborn, CFA
Managing Director

Peter W. Flanzer
Managing Director

John J. Sobel
Managing Director

THE PRIVATEBANK AND TRUST COMPANY

Margaret M. Amato
Associate Managing Director

Constance J. Berman
Associate Managing Director

Marcia A. Bowden
Associate Managing Director and Director of Human Resources

Jody L. Brucato
Associate Managing Director

Gail I. Carpenter
Associate Managing Director

Sharon J. D'Alessandro
Associate Managing Director and Trust Officer

Jane Frid
Associate Managing Director

Mark G. Ganchiff
Associate Managing Director and Trust Officer

Lauren J. Henzel
Associate Managing Director and Trust Officer

David J. Hesselbein
Associate Managing Director

Carter R. Huhta
Associate Managing Director

Martin I. Klauber
Associate Managing Director

Andrew C. Maychruk
Associate Managing Director and Director of Information Technology

Kevin M. Murphy
Associate Managing Director

Thomas Papahronis
Associate Managing Director and Information Technology Operations Manager

John D. Papier
Associate Managing Director

John Joseph Presburg
Associate Managing Director

Joseph J. Priola
Associate Managing Director

Amy P. Roxas
Associate Managing Director

Brian F. Ruos
Associate Managing Director

Alan M. Share
Associate Managing Director

James F. Wagner
Associate Managing Director

Scott David Welch
Associate Managing Director

THE PRIVATEBANK (ST. LOUIS)

Charles W. Davis
Associate Managing Director and Chief Credit Officer

Charles H. Clifford
Associate Managing Director

Mark A. Graham
Associate Managing Director

Scott W. Schmid
Associate Managing Director



DuPage County Office

David J. Beedie
President and Chief Executive Officer – JFB Hart Coatings, Inc.

William D. Boockford
Senior Managing Director – Mesirow Financial

Karen M. Bushy
Former Mayor – Village of Oak Brook

Kevin C. Connor
President – JDI Realty, L.L.C.

Larry M. Donovan
Private Investor

Ronald P. Fox
President – R.P. Fox & Associates

Richard M. Gatto
Executive Vice President – The Alter Group

Nicholas G. Kekos, CPA
Nicholas G. Kekos, Ltd.

Robert C. Knuepfer
Partner – Baker & McKenzie

Thomas D. Marcucci
Vice President – Gonnella Baking Company

Edward Momkus
Attorney – Momkus, Ozog & McCluskey

Dr. Paul K. Rosenberg
President – Female Healthcare Associates, Ltd.

Gary B. Rothbart
President – Rothbart Realty Company

Jay Sanders
Vice President/Partner – Professional Business Consultants, Inc.

Kane County Offices

Dr. Steven J. Baginski
Owner – Steven J. Baginski D.D.S. & Associates, Ltd.

Dr. David W. Flatt
Chiropractic Orthopedist – Greater Valley Medicine, S.C.

John A. Gaines
President – Corporate Design, Inc.

Rev. Melinda B. Hinners
Fox Valley Presbyterian Church

Michael R. Kluck
President – Prairie Mechanical, Inc.

James A. Morel
Chairman & Chief Executive Officer – JAM Consulting Group, Inc.

Mark A. Nickel
Private Investor

William J. Podl
Chairman & Chief Executive Officer – Doran Scales, Inc.

Daniel L. Star
President – Centex Homes-Illinois

Lake Forest Office

Dr. Douglas Adler
North Shore Gastroenterology, S.C.

Michael S. Basofin
President – The Cloverleaf Group, Inc.

Sheldon Brottman
Private Investor

Robert F. Carr, III
Senior Managing Director – Fiduciary Management Associates

Peter W. Flanzer
Managing Director – Lodestar Investment Counsel, LLC

Daniel J. Hennessy
Partner – Code Hennessy & Simmons, LLC

Gary R. Janko
Principal – Janko & Company

Jeffry J. Pickus
Senior Vice President, Development – The Pickus Companies

Earl E. Rubinoff
President – The Rubinoff Group

Richard M. Swanson
President – R.M. Swanson & Associates, Inc.

ST. LOUIS

Barbara P. Agatstein
President – Wee Ones, Inc.

Benjamin Ola Akande, Ph.D.
Dean – Webster University School of Business and Technology

R. Clark Amos
Principal – Otis & Clark Properties

Thomas L. Benson, III
Partner – Benson & Guest, L.L.P.

Arthur D. Bond, III
President – Bond + Wolfe Architects, Inc.

Michael F. Burns, M.D.
Physician – Mid-County Orthopaedic Surgery

Thomas T. Cooke
Principal – Safe Harbor Yacht Sales, Inc.

James A. Francis
Vice President, General Manager – Lupton Chapel

Elizabeth B. Freeman
President – Planned Parties, Inc.

William M. French
President – W.M. French Buyer's Real Estate Services

Glenn B. Guenther
Principal – Discovery Group

Stephen G. Jansen
Managing Director – AON Risk Services

Jefferson L. Miller, Jr.
Partner – Adamson Advertising, Inc.

Michael C. Mullenix
President – The Mullenix Companies

Robert A. Noyes
President – The Noyes Group

Mark J. Proctor
Principal – P&P Restaurant, Inc.

H. G. Schwartz, Jr., Ph.D.
Private Investor

Milton P. Wilkins, Jr.
Principal – Roman, Butler, Fullerton & Co.

WILMETTE/WINNETKA OFFICES

Robert H. Dearborn, C.F.A.
Managing Director – Lodestar Investment Counsel, LLC

William Downey
Private Investor

Scott L. Goodman
Principal – Sterling Bay Companies

Richard M. Horwood
Partner – Horwood, Marcus & Berk Chartered

Hersch M. Klaff
Managing Director – Klaff Realty, LP

Kenneth F. Lieberman
Private Investor

Lester A. Morris
Senior Managing Director – Mesirow Financial, Inc.

Gregory J. Purcell
Managing Director – Arbor Group, L.L.C.

Caren L. Reed
Retired, Vice Chairman – PrivateBancorp, Inc., and The PrivateBank And Trust Company



CHICAGO OFFICE
Ten North Dearborn
Chicago, IL 60602
TEL [312] 683-7100
FAX [312] 683-7111

LODESTAR INVESTMENT COUNSEL, LLC
208 South LaSalle Street, Suite 1710
Chicago, IL 60604
TEL [312] 630-9666
FAX [312] 630-9669

DUPAGE COUNTY OFFICE
1603 West Sixteenth Street
Oak Brook, IL 60523
TEL [630] 516-0900
FAX [630] 516-0910

KANE COUNTY OFFICES
24 South Second Street
St. Charles, IL 60174
TEL [630] 762-0090
FAX [630] 762-0092

Geneva Train Station
308 Crescent Place
Geneva, IL 60134
TEL [630] 845-4830
FAX [630] 845-4836

NORTH SHORE OFFICES
920 South Waukegan Road
Lake Forest, IL 60045
TEL [847] 615-3030
FAX [847] 482-8122

1000 Green Bay Road
Winnetka, IL 60093
TEL [847] 441-4400
FAX [847] 441-5341

517 Green Bay Road
Wilmette, IL 60091
TEL [847] 853-3900
FAX [847] 853-3910

THE PRIVATEBANK (ST. LOUIS)
1401 South Brentwood Boulevard
2nd Floor
St. Louis, MO 63144
TEL [314] 301-2200
FAX [314] 301-2292

VISIT US ONLINE
www.PrivateBancorp.com
www.PrivateBankandTrust.com
www.ThePrivateBank.com
www.ldstr.com

TOLL-FREE ILLINOIS
[800] 662-7748
TOLL-FREE MISSOURI
[877] 963-2265



The Company's common stock is listed on the NASDAQ Exchange under the symbol "PVTB"

Stock Transfer Agent	Illinois Stock Transfer Company | 209 West Jackson Blvd., Suite 903 | Chicago, IL 60606 | [312] 427-2953
Investor Relations	Please contact our Corporate Secretary at [312] 683-7100